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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         REGENCY HEALTH SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                           SUNREG ACQUISITION CORP.
                          SUN HEALTHCARE GROUP, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  758934-10-3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ROBERT MURPHY, ESQ.
                          SUN HEALTHCARE GROUP, INC.
                                101 SUN LANE NE
                         ALBUQUERQUE, NEW MEXICO 87109
                           TELEPHONE: (505) 821-3355
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:

                             MICHAEL KENNEDY, ESQ.
                             STEVE CAMAHORT, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                        ONE MARKET--SPEAR STREET TOWER
                        SAN FRANCISCO, CALIFORNIA 94105
                           TELEPHONE:(415) 442-0900

                           CALCULATION OF FILING FEE

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
              TRANSACTION VALUE                             AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $350,576,600/1/                                 $70,115.32/2/
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
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(1) Calculated by multiplying $22.00, the per share tender offer price, by
    15,935,300, the number of shares of Common Stock outstanding on July 25, 1997.
(2) 1/50 of 1% of Transaction Value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________   Filing Party:____________
Form or Registration No.:___________   Date Filed:______________

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

 CUSIP NO.   758934-10-3                                PAGE  2  OF  8  PAGES

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
      AF and BK
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
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  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
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  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
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  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
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  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
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 10   TYPE OF REPORTING PERSON*
      CO

 CUSIP NO.   758934-10-3                                PAGE  3  OF  8  PAGES


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
      AF and BK
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
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  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
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  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
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  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
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  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
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 10   TYPE OF REPORTING PERSON*
      HC

  This Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement") relates to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 2742 Dow Avenue, Tustin, California 92780.

  (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stockholder Agreement") is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stockholder Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stockholder Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stockholder Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) None.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) --Form of Offer to Purchase dated August 1, 1997.
 (a)(2) --Form of Letter of Transmittal.
 (a)(3) --Form of Notice of Guaranteed Delivery.
 (a)(4) --Form of Letter from Schroder & Co. Inc. to Brokers, Dealers,
          Commercial Banks, Trust Companies and Nominees.
 (a)(5) --Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients.
        --Form of Guidelines for Certification of Taxpayer Identification
 (a)(6)   Number on Substitute Form W-9.
        --Summary Advertisement as published in The Wall Street Journal on
 (a)(7)   August 1, 1997.
 (a)(8) --Press Release issued by Parent and the Company on July 28, 1997.
 (b)(1) --Commitment Letter, effective as of July 26, 1997, from NationsBank of
          Texas, N.A.
 (c)(1) --Agreement and Plan of Merger, dated as of July 26, 1997, among
          Parent, Purchaser and the Company.
 (c)(2) --Stockholder Agreement, dated as of July 26, 1997, among Parent,
          Purchaser, Richard K. Matros, Bruce Broussard, Energy Management
          Corporation, Solvation Inc., Pengo Securities Corp.,
          Sega Associates, L.P., Durian Securities, Inc., Randall D. Smith and
          John W. Adams.
 (d)    --Not applicable.
 (e)    --Not applicable.
 (f)    --Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 1997

                                          SUNREG ACQUISITION CORP.

                                          By       /s/ Robert D. Woltil
                                             ----------------------------------
                                             Name:  Robert D. Woltil
                                             Title: Vice President

                                          SUN HEALTHCARE GROUP, INC.

                                          By       /s/ Robert D. Woltil
                                             ----------------------------------
                                             Name:  Robert D. Woltil
                                             Title: Senior Vice President for
                                                    Financial Services and
                                                    Chief Financial Officer

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                   ITEM
 -------                                 ----
 (a)(1)  --Form of Offer to Purchase dated August 1, 1997.
 (a)(2)  --Form of Letter of Transmittal.
 (a)(3)  --Form of Notice of Guaranteed Delivery.
 (a)(4)  --Form of Letter from Schroder & Co. Inc. to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
 (a)(5)  --Form of Letter from Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees to Clients.
         --Form of Guidelines for Certification of Taxpayer Identification
 (a)(6)    Number on Substitute Form W-9.
         --Summary Advertisement as published in The Wall Street Journal on
 (a)(7)    August 1, 1997.
 (a)(8)  --Press Release issued by Parent on July 28, 1997.
 (b)(1)  --Commitment Letter, effective as of July 26, 1997, from NationsBank of Texas, N.A.
 (c)(1)  --Agreement and Plan of Merger, dated as of July 26, 1997, among
           Parent, Purchaser and Company.
 (c)(2)  --Stockholder Agreement, dated as of July 26, 1997, among Parent,
           Purchaser, Richard K. Matros, Bruce Broussard, Energy Management
           Corporation, Solvation Inc., Pengo Securities Corp.,
           Sega Associates, L.P., Durian Securities, Inc., Randall D. Smith
           and John W. Adams.
 (d)     --Not applicable.
 (e)     --Not applicable.
 (f)     --Not applicable.